FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2001

                             STMicroelectronics N.V.

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                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

         A press release dated July 9, 2001 announcing that STMicroelectronics has published its fourth environmental report.

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                            [STMicroelectronics Logo]
                                 PRESS RELEASE
                              COMMUNIQUE DE PRESSE
                              COMMUNICATO STAMPA
                              PRESSE INFORMATION

                                                                   PR No. C1031H

               ST Publishes Fourth Corporate Environmental Report

                Company reduces electricity consumption by 29%, water usage by 45%, and greenhouse gas emissions by 29% over 1994 baseline

Geneva, July 9, 2001 - STMicroelectronics (NYSE: STM) has recently published its fourth Corporate Environmental Report, a 43-page annual publication, documenting in precise detail the Company's environmental achievements for the year 2000. An integral part of the report is ST's Environmental Decalogue, which summarizes the Company's main policies and objectives by defining a precise set of quantified, measurable targets to be achieved within a specific time frame.

Since ST formally announced its intention, in 1994, to take a leading role in protecting the environment, it has embarked on an aggressive, far-reaching program of proactive initiatives. Although any company's contribution to climate change per se is relatively small in global terms, ST remains determined to do all it can to reduce its environmental impact - including becoming carbon dioxide neutral by 2010, one of its most ambitious targets to date.

ST believes this goal can be met by decreasing its total energy consumption - defined in the Decalogue as a target reduction of at least 5% a year for each million dollars of added value (where added value represents sales revenue minus purchasing costs). This will be achieved by increasing energy efficiency, using more combined heat and power plants and adopting renewable energies where viable. The creation of carbon sinks through reforestation will help to compensate for those carbon dioxide emissions remaining after all attempts to improve energy efficiency have been implemented. If the energy conservation program is successfully completed, ST estimates savings of $900 million could be made during the period 1994 to 2010.

According to this year's report, a number of significant goals have already been attained during the year 2000. Compared to the Company's 1994 baseline, ST achieved a 29% reduction in electricity consumption (at equal production), a 45%

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drop in water usage, and a 29% decrease in the emission of greenhouse gases, now widely recognized as the major cause of climate change.

As one of the most important elements in the Company's dialogue with its stakeholders, the report highlights, in particular, the significant financial as well as social benefits to be gained through sustainable development. Numerous examples are provided to emphasize the commercial advantages of employing environmentally aware business practices.

The report demonstrates, through ST's own experience, that "ecology is free." In the President's Message, Pasquale Pistorio says the document confirms the Company's strong belief that prevention is cheaper than correction, providing evidence that it is more effective to anticipate future legislation than to react once it is enforced. He also points out that eco-efficient companies are intrinsically more profitable than others as they use fewer natural resources. He goes on to say that shareholder value is not threatened by corporate social and environmental responsibility; on the contrary, ST has found that it amplifies stakeholder value and return to investors. None of the Company's investments in energy conservation have taken longer than three years to recover
- indeed, the average payback has been less than two years. Pistorio concludes, "I'm pleased that the Corporate Environmental Report is able to confirm our expectations and that it presents numbers well in line with our targets."

Commenting on the report, ST's Corporate Vice President and Director of Total Quality and Environmental Management, Georges Auguste, says, "In the history of ST's journey towards sustainable development and environmental protection, the Company has achieved a number of official awards, acknowledging our efforts and achievements. Within ST, however, we regard the publication of each Corporate Environmental Report as a significant accomplishment, because it shows, by example, that environmental protection makes good business.

"While we believe that every initiative from ST helps, no matter how small, it is only when all companies strive to be environmentally neutral can we hope to make significant progress in reversing the effects of climate change."

Full copies of the report can be downloaded from ST's web site at www.st.com. Alternatively, printed copies can be obtained from the Company's regional press offices.


About STMicroelectronics
STMicroelectronics is the world's third largest independent semiconductor company. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits
(ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. In 2000, the Company's net revenues were $7,813.2 million and net earnings were $1,452.1 million. Further information on ST can be found at www.st.com.

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For further information, please contact:


STMicroelectronics
Maria Grazia Prestini                   Benoit de Leusse
Director, Corporate Media Relations     Investor Relations Manager Europe
Tel. +39.039.603.59.01                  Tel. +33.4.50.40.24.30
Tel. +33.4.50.40.25.32                  Fax +33.4.50.40.25.80
mariagrazia.prestini@st.com             benoit.de-leusse@st.com

Morgen-Walke Europe
Lorie Lichtlen                          Jean-Benoit Roquette / Nicole Curtin
Media Relations                         Investor Relations
Tel. +33.1.47.03.68.10                  Tel. +33.1.47.03.68.10
Fax +33.1.47.03.93.38                   jbroquette@mweurope.com /
llichtlen@mweurope.com                  ncurtin@weurope.com

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2001                         STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer